The Belmont Bancorp. 1998 Annual Report
Forward Looking Statements
Certain sections of this report contain forward looking statements and can be identified by the use of such words as "anticipates," "expects," "estimates," and similar expressions. These statements are subject to certain risks and uncertainties. These risks and uncertainties could cause actual results to differ materially from the current statements.

Dedication
Samuel A. Mumley
The Belmont Bancorp. 1998 Annual Report is dedicated to our beloved friend and colleague, Samuel A. Mumley. Mr. Mumley served loyally and with dedication as a Board of Directors' member of Belmont Bancorp. and Belmont National Bank. His contributions to our communities, the Ohio Valley Athletic Conference, and, most importantly, our young people are virtually impossible to quantify. We miss Sam's friendship, talent, and unequaled enthusiasm.

Corporate Profile
Belmont Bancorp. (the Corporation) is a $446 million bank holding company, incorporated in Ohio. Belmont National Bank, a wholly-owned subsidiary of the Corporation, is an FDIC-insured, federally chartered commercial bank.
The Bank delivers a comprehensive range of financial products and services to individuals, families, businesses and corporations through twelve full service offices and one drive-up service location. Belmont National Bank's primary market areas for its consumer, commercial, trust and investment services are Belmont, Harrison, Tuscarawas and Jefferson counties in Ohio, and Marshall and Ohio counties in West Virginia.

Financial Highlights
(unaudited) (000's except per share data)
                                           1998       1997         % change
Operating results
            Net income                     $  6,147    $  5,945     3.4%
            Return on average assets          1.49%       1.62%
            Return on average total equity   18.45%      20.21%
Per common share
            Net income                     $   1.17    $   1.13     3.5%
            Dividend                          0.385       0.306    25.8%
            Book value at year-end             6.40        6.05     5.8%
At year-end
            Total assets                   $446,349    $388,713    14.8%
            Total loans                     219,413     224,900    -2.4%
            Total deposits                  304,351     263,908    15.3%
            Total shareholders' equity       33,430      31,899     4.8%
Liquidity and capital ratios
            Average total equity
            to average total assets           8.06%       8.02%
            Tier one capital ratio           11.60%      11.81%
            Total risk-based capital ratio   12.85%      13.06%
            Leverage ratio                    7.64%       8.00%
            Dividend payment ratio           32.88%      27.17%

From Management
It is our pleasure to report to you that we have achieved another notable milestone in the 152 year history of Belmont Bancorp. Net income for 1998 exceeded the $6 million mark, while our continuing strong asset growth should help Belmont Bancorp. become a half-billion dollar corporation by year-end '99...another important milestone. For 1998, excellent performance continued in every meaningful area of measurement.
Net income for 1998 was a record $6,147,000 compared to $5,945,000 for 1997, a 3.4% increase. On an earnings per share basis this was $1.17 for 1998 versus $1.13 for the prior year, a 3.9% increase.
Dividends paid to Belmont Bancorp. shareholders increased significantly during 1998. Cash dividends per share for 1998 were up 25.82% over 1997. In addition, shareholders received a 2-for-1 stock split in May, 1998.
During 1998, we experienced excellent growth in both deposits and assets. Total deposits increased by 15.3%, compared to the prior year, and closed the year at a record level of $304,351,000. Also at a record level, total assets were at $446,349,000 at the end of 1998, up 14.8% from 1997.
Our 1998 return on average equity and return on average assets demonstrate continued strength.
Return on average equity at 18.45% compared to 20.21% in
1997.
Return on average assets at 1.49% compared to 1.62% in
1997.
Total shareholders' equity for 1998 increased 4.8% to $33,430,000 from $31,899,000 in 1997.
In 1998, our loan portfolio decreased slightly, by 2.4% from 1997, to $219,413,000 with excellent efforts to maintain and improve our asset quality. Nonperforming assets as a percentage of total assets decreased significantly to 0.12% as compared to 0.41% in 1997, while nonperforming assets as a percentage of allowance for loan losses also dropped materially to 11.83% versus 38.20% in the prior year. Additionally, our allowance for possible loan loss as a percentage of total loans increased slightly to 2.06% from 1.84% in 1997.
Our 152nd year of service to families, businesses and communities was an exciting and busy one. Among other things, we significantly expanded the resources and services available through our Investment Management and Trust Services Team, relocated our Ohio Valley Mall Office to the mall perimeter and expanded our ATM service.
Although mostly invisible to our customers and shareholders, another major focus continued for Belmont Bancorp. in 1998. Commanding our attention, staff, and financial resources is our Year 2000 Compliance Project. Unless you have been residing on a deserted island in the South Pacific, you probably have had your fill of reports about the Year 2000 technological challenge the world is facing. Fortunately for us all, most of the doomsayers appear to have crawled back under their rocks...allowing the experts to work diligently on squashing the Y2K Bug. John McIsaac, President of Market Partners, Inc. and speaker on Year 2000 readiness, has testified before Congress on Year 2000 issues. McIsaac stated, "The financial services industry to date has created a tremendous amount of momentum and is doing an excellent job preparing for Year 2000. It understands the issues and is taking proactive steps to do the right thing."
At Belmont National Bank, our preparations for the new millennium continue. The biggest news, certainly in terms of importance as well as expense, is that we have purchased and installed a new state-of-the-art mainframe computer system. As anticipated, our new mainframe has enjoyed satisfactory performance when put through rigorous in-house testing in the Year 2000 environment.
Also as anticipated, we have either upgraded or replaced software programs, personal computers, and other hardware. As you might expect with any project of this magnitude, there have been many milestones and critical dates for our Year 2000 project team. As our 1998 Annual Report went to press, five critical test dates have been completed very successfully. Testing is also finished successfully on our bankwide network and file servers, which link all Belmont National Bank offices and personal computers. Testing and retesting will continue throughout the remainder of 1999 as we make every effort humanly possible to avoid problems. With all of our extensive preparation, the likelihood of the bank's computer systems experiencing Y2K related problems are now remote. It is also important for you to remember that your insured deposit accounts will continue to be covered against any and all losses up to the established limits. In case of an emergency, we keep back-up records for account transactions which are used to identify and correct any error. We also have a business resumption contingency plan that outlines steps we'll take to continue operations.
One thing is certain. We at Belmont National Bank look forward to continuing to be a financial partner to families and businesses in our communities this year, next year, and into the new millennium.
If you would like more information about our Y2K project, we invite you to call us at (740) 695-3323 or toll-free at
(800) 542-0174.
Belmont Bancorp. continues the tradition of being one of the most outstanding financial institutions in the country.
That is a powerful statement for us to make...but you do not need to take our word for it. During 1998, we were once again honored by The Cleveland Plain Dealer as one of Ohio's top 100 best-performing companies. In addition, we were rated as one of the 10 best Ohio banks by Akron's Beacon Journal, and as one of the 10 best Ohio "Wall Street Darlings."
We extend our sincerest appreciation to all the officers and staff of the Corporation, and the Board of Directors whose dedication and hard work make Belmont Bancorp. and Belmont National Bank one of the top banking organizations in the country.
And, as always, we thank our shareholders across the country who have shown confidence and trust in the leadership of your Corporation. We pledge to you our continuing best effort and look forward to providing you with another prosperous year.
J. Vincent Ciroli, Jr.  W. Quay Mull, II
President & CEO         Chairman

The Solution Center
We're Changing The Way You Look For Financial Solutions.
Two years ago, Belmont National Bank opened the financial services center of the future...the Solution Center at Plaza West in St. Clairsville, Ohio. The Solution Center is more than just a unique facility. It is a better way for us to build permanent, mutually beneficial relationships with our customers. Rather than focusing on selling products and services, we choose to focus our energy on what individuals, families and businesses are really seeking...information in order to make their own intelligent financial decisions. Today, you will find a financial partner at every Belmont National Bank location. A partner who will take the time to understand your circumstances, your hopes and dreams. Your partner is there to listen, provide you with pertinent information, guidance, and expertise to assist you in finding financial solutions that make sense for your unique situation. We've armed your financial partner with state-of-the-art technology and the skills needed to provide the knowledge you require to make the most informed financial decisions possible. Our objective is to help you and your family through life's journey...from cradle, to grave and beyond.
Why are we taking this approach to doing business? The financial challenges families and businesses face today are more numerous and complex. The fact is life was simpler for our parents and grandparents. Banking was simpler, too. We had passbook savings, one checking account which paid no interest, and maybe a couple of different loan products. Today, we offer a multitude of different types of checking accounts, money market savings, certificates of deposit and a long list of alternative investment options including: stocks, bonds and mutual funds. We provide trust services, taxable investments, tax-free investments, and retirement plans ranging from a basic IRA, to a Roth, to a 401(k).
Need a loan? We provide short term or long term loans, secured or unsecured, fixed or adjustable rate, lines of credit, tax-deductible loans, credit cards, working capital loans, mortgages, loans for every imaginable purpose, loans with floors, loans with ceilings, and on and on.
Your Belmont National Bank financial partner will take the confusion out of banking for you, your family and, if you are self-employed, your business. As your needs and requirements change, as your family or business circumstances change, your financial partner is ready to work with you every step of the way. And, just like any journey, it takes planning and preparation to arrive safely at your destination. Working together, we will develop a road map for any destination, like buying a new home or business, saving for the children's education and your family's future, or planning for a comfortable, secure retirement.
We invite you to stop by any Belmont National Bank location and start building a long-term relationship with your financial partner. If you are an internet user and would like to do independent research, we invite you to visit our interactive website at www.belmontbank.com. There you will find many of the tools we use everyday to help customers realize their hopes...dreams...and financial goals.

The Return To Shareholders
The following graph and table compare, for each of the last five years ending December 31, the cumulative total return of Belmont Bancorp.'s Common Stock, SNL Securities' Index of Banks with Assets Size less than $500, and all NASDAQ U.S. Stocks Index. The cumulative total return of the Corporation's Common Stock assumes $1,000 invested on December 31, 1993 and reinvestment of dividends.

Total Return of a $1,000 Investment in Five Years

                        12/31/93  12/31/94 12/31/95 12/31/96 12/31/97  12/31/98
Belmont Bancorp.        $1,000    $1,962   $3,671   $3,612   $7,510    $7,732
All Banks <$500M Assets  1,000       978    1,383    1,700    2,086     2,932
NASDAQ-Total US Stocks   1,000     1,076    1,471    1,894    3,228     2,948

Financial Statements
Belmont Bancorp. and Subsidiaries
Summarized Quarterly Financial Information
(Unaudited) ($000's except per share data)

                            First     Second    Third     Fourth
                            Quarter   Quarter   Quarter   Quarter
1998
Interest income             $7,521    $7,440    $7,878    $7,997
Interest expense             3,820     3,923     4,281     4,456
Net interest income          3,701     3,517     3,597     3,541
Provision for loan losses      150       125       185       250
Security gains                 320       266       675        77
Net overhead                 1,702     1,737     1,853     1,576
Income before income taxes   2,169     1,921     2,234     1,792
Income taxes                   591       494       630       254
Net income                  $1,578    $1,427    $1,604    $1,538
Net income per common share $ 0.30    $ 0.27    $ 0.31    $ 0.29

1997
Interest income             $6,528    $7,186    $7,337    $7,297
Interest expense             3,051     3,592     3,686     3,675
Net interest income          3,477     3,594     3,651     3,622
Provision for loan losses      105       250       200       500
Security gains                 155       197       234       213
Net overhead                 1,540     1,512     1,692     1,978
Income before income taxes   1,987     2,029     1,993     1,357
Income taxes                   566       465       570     (180)
Net income                  $1,421    $1,564    $1,423    $1,537
Net income per common share $ 0.27    $ 0.30    $ 0.27    $ 0.29

1996
Net income                  $1,409    $1,165    $1,083    $1,345
Net earnings per common
share                       $ 0.26    $ 0.22    $ 0.20    $ 0.26

Belmont Bancorp. and Subsidiaries
Consolidated Five Year Summary of Operations
For the Years Ending December 31, 1998, 1997, 1996, 1995,
1994 (Unaudited) ($000's except per share data)

                          1998      1997       1996       1995      1994

Interest income           $ 30,836  $  28,348  $  25,501  $ 23,454  $ 19,715
Interest expense            16,480     14,004     12,127    10,927     8,807
Net interest income         14,356     14,344     13,374    12,527    10,908
Provision for loan
losses                         710      1,055        465     1,150       805
Net interest income after
provision for loan losses   13,646     13,289     12,909    11,377    10,103
Securities gains (losses)    1,338        799        396       102      (63)
Trading gains                   62          -          -         -         -
Gain on sale of real estate    383          -          -         -         -
Other operating income       2,183      2,010      1,861     1,683     1,290
Operating expenses           9,496      8,732      8,388     7,623     7,069
Income before income taxes   8,116      7,366      6,778     5,539     4,261
Income taxes                 1,969      1,421      1,776     1,333     1,027
Net income                $  6,147   $  5,945  $   5,002  $  4,206  $  3,234
Earnings per common
share (1)                 $   1.17   $   1.13  $    0.94  $   0.78  $   0.60
Cash dividend declared
per share (1)             $  0.385   $  0.306  $   0.240  $  0.190  $  0.151
Book value per common
share (1)                 $   6.40   $   6.05  $    5.17  $   4.57  $   3.63
Total loans               $219,413   $224,900  $ 188,783  $159,957  $147,096
Total assets               446,349    388,713    333,903   317,279   312,963
Total deposits             304,351    263,908    261,539   246,850   255,923
Total shareholders' equity  33,430     31,899     27,332    25,164    20,214

(1) Restated for stock dividends paid during 1994, 1995, 1997 and 1998.

Belmont Bancorp. and Subsidiaries
Consolidated Balance Sheets
($000's)
                                                December 31,
Assets                                        1998           1997
Cash and due from banks                       $  9,439       $ 10,265
Loans held for sale                              1,734            884
Trading securities                               2,281              -
Securities available for sale (at fair value)  184,995        121,156
Securities held to maturity (fair value of
$12,814 - 1998; and $16,181 - 1997)             12,516         15,955
Loans                                          217,679        224,016
Less allowance for possible loan losses        (4,529)        (4,134)
Net loans                                      213,150        219,882
Premises and equipment, net                      7,377          7,401
Other real estate owned                              -             20
Accrued income receivable                        2,780          2,586
Other assets                                    12,077         10,564
Total Assets                                  $446,349       $388,713

Liabilities and Shareholders' Equity
Liabilities
Noninterest bearing deposits:
  Demand                                      $ 30,219       $ 29,987
Interest bearing deposits:
  Demand                                        42,437         33,463
  Savings                                       88,265         79,829
  Time                                         143,430        120,629
  Total deposits                               304,351        263,908
Securities sold under repurchase agreements      6,239          5,256
Federal funds purchased and other short
term borrowings                                  3,950         14,635
Long-term debt                                  91,401         69,635
Accrued interest on deposits and other
borrowings                                         896            731
Other liabilities                                6,082          2,649
   Total liabilities                           412,919        356,814

Shareholders' Equity
Preferred stock - authorized 90,000 shares
with no par value; issued and outstanding,
none                                                 -              -
Common stock - $0.25 par value, 17,800,000
shares authorized,
5,288,326 issued in 1998 and 1997                1,321          1,321
Surplus                                          7,854          7,781
Treasury stock (66,174 shares in 1998;
13,330 shares in 1997)                         (1,400)          (131)
Retained earnings:
  Unappropriated                                26,004         21,879
  Appropriated for contingencies                   850            850
  Accumulated other comprehensive income       (1,199)            199
  Total shareholders' equity                    33,430         31,899
  Total liabilities and shareholders'
  equity                                      $446,349       $388,713

The accompanying notes are an integral part of the financial statements.

Belmont Bancorp. and Subsidiaries
Consolidated Statements of Income
For the Years Ended December 31, 1998, 1997 and 1996
($000's)

Interest Income                      1998         1997         1996
Loans and lease financing:
  Taxable                            $   20,972   $   19,141   $   15,905
  Tax-exempt                                271          334          329
Investment securities:
  Taxable                                 7,720        7,238        7,660
  Tax-exempt                              1,241        1,284        1,251
Dividends                                   336          280          175
Interest on trading securities               68            -            -
Interest on federal funds sold              228           71          181
Total interest income                    30,836       28,348       25,501

Interest Expense
Deposits                                 11,671       10,063        9,386
Other borrowings                          4,809        3,941        2,741
Total interest expense                   16,480       14,004       12,127
Net interest income                      14,356       14,344       13,374

Provision for Possible Loan Losses          710        1,055          465
Net interest income after provision
for possible loan losses                 13,646       13,289       12,909

Noninterest Income
Trust fees                                  463          466          502
Service charges on deposits                 752          707          660
Other operating income                      968          837          699
Gain on sale of real estate                 383            -            -
Trading gains                                62            -            -
Investment securities gains               1,338          799          396
Total noninterest income                  3,966        2,809        2,257

Noninterest Expense
Salary and employee benefits              4,633        3,948        3,436
Net occupancy expense of premises           824          783          686
Equipment expenses                          933          947          817
Other operating expenses                  3,106        3,054        3,449
Total noninterest expense                 9,496        8,732        8,388
Income before income taxes                8,116        7,366        6,778

Income Taxes                              1,969        1,421        1,776
Net income                           $    6,147   $    5,945   $    5,002

Weighted Average Number of
Shares Outstanding                    5,252,161    5,278,152    5,286,610
Earnings Per Common Share               $  1.17   $     1.13   $     0.95

The accompanying notes are an integral part of the financial statements.

Belmont Bancorp. and Subsidiaries
Consolidated Statements of Shareholders' Equity
For the Years Ended December 31, 1998, 1997 and 1996
($000's)
                                                                                     Accumulated
                                                                                     Other
                                                         Retained Earnings           Compre- Compre-
                               Preferred  Common          Unappro- Appro-   Treasury hensive hensive
                               Stock      Stock   Surplus priated  priated  Stock    Income  Income
Balance, December 31, 1995     $ 1,000    $1,057  $7,781  $14,148  $850     $ (8)    $  336
Comprehensive income
Net Income                           -         -       -    5,002     -         -         -   $5,002
Other comprehensive income,
net of tax
Unrealized loss on securities                                                        (504)    (504)
Comprehensive income                                                                         $4,498
Cash dividends declared:
Preferred stock                      -         -       -     (61)     -         -         -
Common stock(per share $.240)        -         -       -  (1,269)     -         -         -
Redemption of preferred stock  (1,000)         -       -        -     -         -         -

Balance, December 31, 1996     $     -    $1,057  $7,781  $17,820  $850    $  (8)    $(168)
Comprehensive income
Net income                           -         -       -    5,945     -         -         -   $5,945
Other comprehensive income,
net of tax
Unrealized gains on securities                                                         367      367
Comprehensive income                                                                         $6,312
Cash dividends declared:
Common stock (per share $.306)       -         -       -  (1,615)     -         -         -
Five-for-four stock split effected
in the form of a stock dividend      -       264       -    (264)     -         -         -
Cash paid in lieu of fractional
shares on stock dividend             -         -       -      (7)     -         -         -
Purchase of treasury stock           -         -       -        -     -     (123)         -

Balance, December 31, 1997     $     -    $1,321  $7,781  $21,879  $850    $(131)  $    199
Comprehensive income
Net income                           -         -       -    6,147     -         -         -   $6,147
Other comprehensive income,
net of tax
Unrealized loss on securities
net of reclassification
adjustment (see disclosure)                                                        (1,398)  (1,398)
Comprehensive income                                                                         $4,749
Cash dividends declared:
Common stock (per share $.385)       -         -       -  (2,022)     -         -         -
Purchase of treasury stock           -         -       -        -     -   (1,308)         -
Issuance of treasury stock           -         -      73        -     -        39         -
Balance, December 31, 1998     $     -    $1,321  $7,854  $26,004  $850  $(1,400)  $(1,199)
The accompanying notes are an integral part of the financial statements.

Belmont Bancorp. and Subsidiaries
Consolidated Statements of Cash Flows
For the Years Ended December 31, 1998, 1997 and 1996
($000's)

Operating Activities                          1998        1997       1996
Net income                                    $   6,147   $   5,945  $  5,002
Adjustments to reconcile net income to
net cash flows provided by (used in)
operating activities:
Provision for loan losses                           710       1,055       465
Depreciation and amortization expense               743         818       674
Amortization of investment security premiums      2,403       1,278     1,469
Accretion of investment security discounts and
interest recorded on zero-coupon securities       (302)       (230)     (358)
Investment securities losses                          -           3         1
Trading (gains) losses                             (62)           -         -
Gains on securities available for sale          (1,338)       (802)     (397)
Proceeds from sales of securities held in
trading account                                  12,893           -         -
Purchase of securities for trading account     (14,865)           -         -
Loss (gain) on sale of fixed assets               (384)         (1)         6
Gain on sale of loans                             (144)        (91)      (72)
Loss (gain) on sale of other real estate owned        -         (7)        65
(Increase) decrease in interest receivable        (194)       (665)       229
Increase in interest payable                        165          67         3
Net increase in loans held for sale               (850)       (642)     (242)
Others, net                                       3,052     (6,546)     6,130
Net cash provided by operating activities         7,974         182    12,975
Investing Activities
Net decrease (increase) in federal funds sold         -      24,450  (24,450)
Proceeds from maturities and calls of
investment securities                             4,370       3,575     1,859
Purchase of securities available for sale     (193,441)   (164,305)  ( 99,267)
Purchase of investment securities                     -           -         -
Proceeds from sale of securities available for
sale                                             87,580     105,407   110,808
Principal collected on mortgage-backed
securities                                       37,964      16,545    22,930
Net increase in loans and leases, net of
charge-offs                                    (14,013)    (39,771)  (38,514)
Proceeds from sale of loans                      20,144      13,361     9,874
Loans purchased                                       -     (9,124)         -
Recoveries on loans previously charged-off           15          16        47
Proceeds from sale of other real estate owned        39         111       514
Purchase of life insurance contracts              (413)     (2,365)         -
Purchase of premises and equipment                (947)       (979)   (2,859)
Proceeds from sale of fixed assets                  612          20         8
Net cash used in investing activities          (58,090)    (53,059)  (19,050)
Financing Activities
Net increase in deposits                         40,443      2,369     14,689
Net increase (decrease) in repurchase
agreements                                          983    (3,024)    (6,259)
Net increase (decrease) in short-term
borrowings                                     (10,685)      4,635   (14,126)
Proceeds from the issuance of long-term debt     35,000     52,950     15,125
Payments on long-term debt                     (13,233)    (2,991)      (251)
Dividends paid on common and preferred stock    (2,022)    (1,622)    (1,330)
Redemption of preferred stock                         -          -    (1,000)
Issuance of treasury stock                          112          -          -
Purchase of treasury stock                      (1,308)      (123)          -
Net cash provided by financing activities        49,290     52,194      6,848
Increase (Decrease) in Cash and Cash
Equivalents                                       (826)      (683)        773
Cash and Cash Equivalents, Beginning of Year     10,265     10,948     10,175
Cash and Cash Equivalents, End of Year        $   9,439   $ 10,265   $ 10,948

The accompanying notes are an integral part of the financial statements.


Belmont Bancorp. and Subsidiaries
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 1998, 1997 and 1996

1.  Summary of Significant Accounting Policies
The accounting and reporting policies and practices of Belmont Bancorp. (the "Corporation") and its subsidiaries are in accordance with generally accepted accounting principles and conform to general practices within the banking industry. The more significant of these policies and practices are summarized below.

Nature of Operations:  Belmont Bancorp. provides a variety
of banking services to individuals and businesses through
the branch network of its wholly-owned subsidiary, Belmont National Bank (BNB). BNB operates twelve full-service banking facilities located in Belmont, Harrison, and
Tuscarawas Counties in Ohio, and Wheeling, West Virginia. Principles of Consolidation: The consolidated financial statements include the accounts of Belmont Bancorp. and its wholly-owned subsidiaries, Belmont National Bank and Belmont Financial Network, Inc. Material intercompany accounts and transactions have been eliminated.
Use of Estimates:  The preparation of financial statements
in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Held to Maturity Securities: These securities are purchased with the original intent to hold to maturity and events which may be reasonably anticipated are considered when determining the Corporation's intent and ability to hold to maturity. Securities meeting such criteria at date of purchase and as of the balance sheet date are carried at
cost, adjusted for amortization of premiums and accretion of discounts.
Available for Sale Securities:  Debt and equity securities
to be held for indefinite periods of time and not intended
to be held to maturity are classified as available for sale
and carried at fair value with net unrealized gains and
losses, net of tax, reflected as a component of shareholders' equity until realized. Securities held for indefinite periods of time include securities that may be sold to meet liquidity needs or in response to significant changes in interest rates or prepayment risks as part of the Corporation's overall asset/ liability management strategy.
Trading Securities: Trading securities are held for resale within a short period of time and are stated at fair value. Trading gains and losses include the net realized gain or loss and market value adjustments of the trading account
portfolio.
Loans Held for Sale:   Residential mortgage loans which
management does not intend to hold to maturity or for which sales are pending are reported as loans held for sale. Such loans are carried at the lower of aggregate cost or market. Income Recognition: Income earned by the Corporation and its subsidiaries is recognized principally on the accrual
basis of accounting.  Certain fees, principally service, are
recognized as income when billed.   The subsidiary bank
suspends the accrual of interest when, in management's
opinion, the collection of all or a portion of interest has become doubtful. Generally, when a loan is placed on nonaccrual, the bank charges all previously accrued and unpaid interest against income. In future periods, interest will be included in income to the extent received only if complete principal recovery is reasonably assured.
The Corporation adopted the provisions of Statement of Financial Accounting Standards No. 114 and No. 118, "Accounting for Creditors for Impairment of a Loan." It is
the Corporation's policy not to recognize interest income on specific impaired loans unless the likelihood of future loss is remote. Interest payments received on such loans are applied as a reduction of the loan principal balance. Since the adoption of SFAS Nos. 114 and 118, the Corporation had no loans which management has determined to be impaired.
The Corporation defers and amortizes loan fees and related origination costs. These fees and costs are amortized into interest or other income over the estimated life of the loan using a method which approximates the interest method. Allowance For Loan Losses: The allowance for loan losses is maintained at a level which, in management's judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, and economic conditions.
Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. The allowance is increased by a provision for loan losses, which is charged to expense and reduced by charge-offs, net of recoveries. Changes in the allowance relating to impaired loans are charged or credited to the provision
for loan losses. Because of uncertainties inherent in the estimation process, management's estimate of credit losses inherent in the loan portfolio and the related allowance may change in the near term.
Premises and Equipment:  Premises and equipment are stated
at cost, less accumulated depreciation and amortization. Provisions for depreciation and amortization are computed generally using the straight line method over the estimated useful lives of the assets. Leasehold improvements are amortized on the straight line basis over the lease period. When units of property are disposed of, the premises and equipment accounts are relieved of the cost and the accumulated depreciation related to such units. Any resulting gains or losses are credited to or charged against income. Costs of repairs and maintenance are charged to expense as incurred. Major renewals and betterments are capitalized at cost.
Other Real Estate: Real estate acquired in satisfaction of indebtedness is recorded at the lesser of the loan balance prior to foreclosure, plus certain costs incurred for improvements to the property, or fair value less estimated selling costs of the property.
Earnings Per Common Share: Earnings per common share are calculated based on net income after preferred dividend requirements and the weighted average number of shares of common stock outstanding during the year. The Corporation has no securities which would be considered potential common stock. The following is a reconciliation of net income to income available to common shareholders in computing basic earnings per share:
                           1998    1997    1996
(Expressed in Thousands)
Net income                 $6,147  $5,945  $5,002
Preferred stock dividends       -       -    (61)
Income available to
common shareholders        $6,147 $ 5,945  $4,941

Excess of Cost Over Net Assets Acquired: The excess of cost over net assets of branches purchased in 1991 is being
amortized on the straight line method over ten years.   The
excess of cost over net assets of branches purchased in 1992 is being amortized on the straight line method over a five to eight year period for the portion allocated to the core deposit base and ten years for the remaining excess. The unamortized balances at December 31, 1998 and 1997, were $481,000 and $677,000, respectively. Amortization charged to expense was $196,000 in the period ended December 31, 1998, and $415,000 for the periods ended December 31, 1997 and 1996.
Reclassifications: Certain prior year amounts have been reclassified to conform with current year presentation.

2.  Shareholders' Equity
On December 31, 1996, the Corporation redeemed and retired
all of the remaining outstanding shares of its $100 par
value, non-voting, senior cumulative preferred stock.
On June 16, 1997, the Corporation declared a five-for-four stock split, which was effected in the form of a 25% stock dividend to shareholders of record on June 16, 1997, and paid on July 1, 1997.
On February 27, 1998, the Corporation declared a two-for-one stock split to shareholders of record on March 16, 1998. As a result of the split, the par value of each share was
reduced to $0.25.
All references in the accompanying financial statements to
the number of common shares and per-share amounts in prior years, have been restated to reflect the stock splits.
At various times during 1998 and 1997, the Corporation repurchased shares of its common stock in open market transactions. The following table represents the change in the Corporation's outstanding shares:
                                       Preferred      Common
                                       Stock          Stock
Shares outstanding, December 31, 1995    10,000       2,114,644
Preferred stock redemption             (10,000)               -
Shares outstanding, December 31, 1996         -       2,114,644
25% stock dividend                            -         527,354
Shares repurchased                            -         (4,500)
Shares outstanding, December 31, 1997         -       2,637,498
Two-for-one stock split                       -       2,644,163
Treasury shares reissued                      -           5,000
Shares repurchased                            -        (64,509)
Shares outstanding, December 31, 1998         -       5,222,152

3.  Investment Securities
The estimated fair value of investment securities are as follows at December 31:

                                                  1998                                      1997
                                           Gross                                    Gross
                                           Unreal- Gross      Estimated             Unreal- Gross      Estimated
                                 Amortized ized    Unrealized Fair       Amortized  ized    Unrealized Fair
(Expressed in thousands)         Cost      Gains   Losses     Value      Cost       Gains   Losses     Value
Securities held to maturity:
U.S. Treasury securities and
obligations of U.S. Government
corporations and agencies        $  2,255  $   -   $   (26)   $  2,229   $  2,260   $   -   $ (52)     $  2,208
Obligations of states and
political subdivisions              3,823    273        (3)      4,093      4,487     222     (13)        4,696
Mortgage-backed securities          6,438     84       (30)      6,492      9,208     119     (50)        9,277
Total held to maturity           $ 12,516  $ 357   $   (59)   $ 12,814   $ 15,955   $ 341   $(115)     $ 16,181
Securities available for sale:
U.S. Treasury securities and
obligations of U.S. Government
corporations and agencies        $ 10,653  $   1   $   (97)   $ 10,557   $ 14,886   $  16   $ (10)     $ 14,892
Obligations of states and
political subdivisions             29,509     63      (515)     29,057     17,832     346        -       18,178
Mortgage-backed securities         94,623    324    (1,246)     93,701     58,897     341    (286)       58,952
Corporate debt                      7,530      1      (191)      7,340          -       -        -            -
Mortgage derivative securities     38,797    124      (282)     38,639     24,537      47    (153)       24,431
Total debt securities             181,112    513    (2,331)    179,294    116,152     750    (449)      116,453
Equity securities                   5,700    134      (133)      5,701      4,703       -        -        4,703
Total available for sale         $186,812  $ 647   $(2,464)   $184,995   $120,855   $ 750   $(449)     $121,156

The amortized cost and estimated fair value of investment securities at December 31, 1998, by contractual maturity, follow. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                               Securities            Securities
                               Held to Maturity      Available for Sale
                                          Estimated             Estimated
                               Amortized  Fair       Amortized  Fair
(Expressed in thousands)       Cost       Value      Cost       Value
Due in one year or less        $   533    $   540    $    100   $    101
Due after one year
through five years               3,483      3,520           -          -
Due after five years
through ten years                  557        621       2,026      2,010
Due after ten years              1,506      1,642      45,566     44,842
Mortgage-backed securities       6,437      6,491      94,623     93,702
Mortgage derivative securities       -          -      38,797     38,639
Equity securities                    -          -       5,700      5,701
Total                          $12,516    $12,814    $186,812   $184,995

Sales and write-downs of investment securities resulted in the following:

(Expressed in thousands)   1998      1997       1996
Proceeds from sales        $87,580   $105,407   $110,808
Gross gains                  1,355        869        745
Gross losses                  (18)       (67)      (346)
Losses on securities called    (1)        (3)        (3)
Gains on securities called       1          -          -
Gross trading gains            101          -          -
Gross trading losses          (39)          -          -

All securities sold were classified as available for sale at the time of sale. There were no transfers of securities between classifications in 1998, 1997, or 1996.
Assets carried at $34,847,000 and $29,526,000 at December 31, 1998 and 1997, respectively, were pledged to secure United States Government and other public funds, and for other purposes as required or permitted by law.

4.  Loans and Allowance for Possible Loan Losses
Loans outstanding at December 31 are as follows:
(Expressed in thousands)               1998        1997
Real estate-construction               $    135    $  1,418
Real estate-mortgage                     56,364      77,111
Real estate-secured by nonfarm,
nonresidential property                  14,719      19,983
Commercial, financial and agricultural  116,539     106,443
Obligations of political subdivisions
in the U.S                                3,191       3,175
Installment and credit card loans to
individuals                              26,731      15,886
Loans receivable                       $217,679    $224,016

Mortgage loans serviced for others approximated $38,230,000, $31,301,000, and $21,047,000 at December 31, 1998, 1997,
and 1996, respectively.
The bank discontinues accruing interest income on loans and leases when, in the opinion of management, the collectibility of such interest appears doubtful. Non-accruing loans and leases amounted to $562,000 and $1,515,000 at December 31, 1998 and 1997, respectively. The after-tax effect of the interest that would have been accrued on these loans was $35,000 in 1998 and $46,000 in 1997.
The following is an analysis of loan activity to directors, executive officers, and their associates (see Note 13):

(Expressed in thousands)            1998     1997
Balance previously reported         $6,906   $7,812
New loans during the year              474    2,003
Total                                7,380    9,815
Less repayments during the year      1,145    2,909
Balance, December 31                $6,235   $6,906
Activity in the allowance for loan losses is summarized as
follows:
                                               December 31
(Expressed in thousands)                1998      1997     1996
Balance at beginning of year            $4,134    $3,153   $2,703
Additions charged to operating expense     710     1,055      465
Recoveries on loans previously
charged-off                                 15        17       47
Total                                    4,859     4,225    3,215
Loans charged-off                          330        91       62
Balance at end of year                  $4,529     4,134   $3,153
The entire allowance represents a valuation reserve which is available for future charge-offs.

5.   Premises and Equipment
Premises and equipment are stated at cost, less accumulated depreciation and amortization, as follows:
                                                        Original
                                   December 31          Useful Life
(Expressed in thousands)          1998       1997       Years
Land and land improvements        $ 1,186    $ 1,225
Buildings                           5,843      5,874    30 - 50
Furniture, fixtures and equipment   5,972      5,456     5 - 12
Leasehold improvements                492        377     5 - 20
Total                              13,493     12,932
Less accumulated depreciation
and amortization                    6,116      5,531
Premises and equipment, net       $ 7,377    $ 7,401

Charges to operations for depreciation and amortization approximate $743,000, $818,000, and $674,000 for 1998, 1997, and 1996, respectively.

6.   Deposits
The distribution of the bank's deposits at December 31, 1998 and 1997, are as follows:

                                           1998                                 1997
                             Non-                                 Non-
                             interest                             interest
                             Bearing     Interest Bearing         Bearing   Interest Bearing
(Expressed in thousands)     Demand  Demand    Savings  Time      Demand    Demand   Savings  Time
Individuals, partnerships
and Corporations             $13,893 $42,437   $88,265  $130,378  $20,818   $33,463  $79,829  $112,190
U.S. Government                   41       -         -         -       44         -        -         -
States and political
subdivisions                       -       -         -    13,052    7,016         -        -     8,439
Other depository
institutions in the U.S.      14,564       -         -         -        -         -        -         -
Certified, officers' checks,
travelers cheques, etc.        1,721       -         -         -    2,109         -        -         -
Total                        $30,219 $42,437   $88,265  $143,430  $29,987   $33,463  $79,829  $120,629

Time deposits include certificates of deposit issued in denominations of $100,000 or more which amounted to $27,245,000 at December 31, 1998, and $17,716,000 at
December 31, 1997. A maturity distribution of time certificates of deposit of $100,000 or more follows:

(Expressed in thousands)                    1998     1997
Due in three months or less                 $ 3,687   $ 5,966
Due after three months through six months     5,482     4,093
Due after six months through twelve months   10,392     4,526
Due after one year through five years         3,987     1,996
Due after five years                          3,697     1,135
Total                                       $27,245   $17,716

7. Securities Sold Under Repurchase Agreements
Securities sold under agreements to repurchase represent primarily overnight borrowings. However, as of December 31, 1998 and 1997, Belmont National Bank had repurchase agreements outstanding with maturities of three months. For all repurchase agreements, the securities underlying the agreements were under the subsidiary bank's control. Information related to these borrowings is summarized below:

(Expressed in thousands)               1998       1997     1996
Balance at year-end                    $6,239     $5,256   $ 8,280
Average during the year                $6,733     $7,116   $11,529
Maximum month-end balance              $7,807     $8,847   $21,362
Weighted average rate during the year   5.65%      5.66%     4.86%
Weighted average rate at December 31    5.36%      6.39%     5.55%

8.  Short-Term Borrowings
Short-term borrowings consist of advances from the Federal Home Loan Bank of Cincinnati (FHLB) and federal funds purchased. These represent primarily overnight borrowings. FHLB advances are made under agreements which allow for maximum borrowings of $30 million. Advances can be made at fixed or variable rates of interest. Collateral for the advances consists of residential mortgage loans and shares of stock of the Federal Home Loan Bank of Cincinnati. Information related to these borrowings at December 31, 1998 and 1997, is summarized below:

(Expressed in thousands)
FHLB Advances                            1998      1997
Balance at year-end                      $   -     $ 8,829
Average balance during the year          $ 2,709   $17,648
Maximum month-end balance                $22,047   $49,209
Weighted average rate during the year      5.63%     5.66%
Interest rate at December 31                   -     6.90%
Collateral:
Residential mortgage loans               $     -   $13,244
Federal Home Loan Bank stock             $     -   $ 4,450

Federal Funds Purchased                  1998      1997
Balance at year-end                      $ 3,950   $ 5,806
Average during the year                  $   843   $   953
Maximum month-end balance                $11,000   $ 7,000
Weighted average rate during the year      5.35%     5.93%
Weighted average rate at December 31       5.25%     6.76%

9. Long-Term Debt
Long-term debt consists of advances from the Federal Home
Loan Bank of Cincinnati.  Fixed-rate, single payment loans
totaling $85,000,000 and $62,000,000 at December 31, 1998
and 1997, respectively, mature in 1999 through 2008 with
interest rates ranging from 4.53% to 6.56%.  Fixed-rate,
amortizing loans totaling $6,401,000 and $7,635,000 at
December 31, 1998 and 1997, respectively, reach final
maturity in years 2001 through 2017, with interest rates
ranging from 5.50% to 6.95%.  The loans are secured by
residential mortgage loans with a carrying value of
$44,356,000 and $63,151,000 at December 31, 1998 and 1997,
respectively, Federal Home Loan Bank Stock, and investment
securities with a carrying value of $84,427,000 and
$39,877,000 at December 31, 1998 and 1997, respectively.
Scheduled principal payments on long-term debt in each of
the five years subsequent to December 31, 1998, are as
follows:
(Expressed in thousands)
          1999        $ 6,055
          2000          5,997
          2001            967
          2002            379
          2003            343
          Thereafter   77,660

10.  Income Tax
The components of applicable income taxes are as follows:
(Expressed in thousands)  1998     1997      1996
Currently payable         $2,108   $1,710     $1,910
Deferred                   (139)    (289)      (134)
Income tax                $1,969   $1,421     $1,776

The following temporary differences gave rise to the
deferred tax asset at December 31, 1998 and 1997:
(Expressed in thousands)                  1998       1997
Allowance for loan losses                 $1,390     $1,256
Interest on non-accrual loans                 18         24
Unrealized (gains) losses on investments     624       (94)
Deferred loan origination fees                10         11
Deferred compensation and liability
 for future employees' benefits              295        228
Intangible assets                            342        301
Premises and equipment due to
differences in depreciation                (137)      (156)
Direct finance leases                       (86)       (86)
Federal Home Loan Bank
stock dividends                            (347)      (235)
Total deferred tax assets                 $2,109     $1,249

A reconciliation between the amount of reported income tax
expense and the amount computed by applying the statutory
federal income tax rate to income before income taxes is as
follows:
                                  1998              1997             1996
(Expressed in thousands)    Amount   Percent   Amount  Percent  Amount  Percent
Tax at statutory rate       $2,759    34.0     $2,504   34.0    $2,305  34.0
Reductions in taxes
resulting from:
Tax exempt interest
on investments and loans     (514)   (6.3)      (550)  (7.5)     (537)  (7.9)
Tax credits                   (74)   (0.9)      (482)  (6.5)         -      -
Excess of tax loss over
book gains on
investment securities         (31)   (0.4)       (33)  (0.4)      (37)  (0.6)
Earnings on life
insurance policies            (93)   (1.2)       (43)  (0.6)      (39)  (0.6)
Non-deductible
interest expense                64     0.8         68    0.9        78   1.2
Use of capital loss
carryforward                 (147)    (1.8)       (44)  (0.6)        -     -
Others - net                    5      0.1          1     -          6   0.1
Actual tax expense          $1,969    24.3     $1,421   19.3    $1,776  26.2

11.  Employee Benefit Plans
The Corporation has a profit-sharing retirement plan which includes all full-time employees who have reached the age of twenty-one and have completed at least one year of service. Each participant can elect to contribute to the plan an amount not to exceed 10% of their salary. The plan provides for an employer matching contribution on the first 4% of the participant's elective contribution. In addition to the matching contribution, the plan provides for a discretionary contribution to be determined by the bank's Board of Directors. Total pension expense for 1998, 1997, and 1996 was $295,000, $277,000, and $234,000, respectively.
In addition to providing the profit-sharing plan, Belmont Bancorp. sponsors two defined benefit post-retirement plans that cover both salaried and nonsalaried employees.
Employees must be fifty-five years old and have ten years of service to qualify for both plans. One plan provides medical and dental benefits, and the other provides life insurance benefits. The post-retirement health care plan is contributory, with retiree contributions adjusted annually;
the life insurance plan is noncontributory. On January 1, 1993, Belmont Bancorp. adopted Statement of Financial Accounting Standards ("SFAS") No. 106, "Employer's
Accounting for Post-retirement Benefits Other than
Pensions."  The statement requires the accrual of the
expected cost of providing post-retirement benefits to employees and certain dependents during the years that an employee renders service.
The following table sets forth the plan's combined funded status reconciled with the amount shown in the Corporation's balance sheet at December 31:
(Expressed in thousands)                          1998    1997
Accumulated post-retirement benefit obligation:
Retirees                                          $ 50    $ 39
Active plan participants                            42      49
                                                    92      88
Plan assets at fair value                            -       -
Accumulated post-retirement benefit
obligation in excess of plan assets                 92      88
Unrecognized net gain (loss) from past
experience different from that assumed
and from changes in assumptions                     49      56
Prior service cost not yet recognized
in expense                                        (10)       2
Accrued post-retirement benefit cost
in the balance sheet                              $131    $146

The Corporation's post-retirement health care plan is under funded. The accumulated post-retirement benefit obligation and plan assets for that plan are $92,000 and $-0-, respectively, at December 31, 1998, and $88,000 and $-0-, respectively, at December 31, 1997.

Post-retirement expense includes the following components:
(Expressed in thousands)                     1998     1997     1996
Service cost                                 $   2    $   5    $   6
Interest cost on accumulated
post-retirement benefit obligation               7        9       10
Net amortization and deferral                 (20)     (12)     (10)
Post-retirement expense                      $(11)    $   2    $   6

The annual assumed rate of increase in the per capita cost of covered benefits for 1998 and 1997 is 11.0% for medical benefits and 8.5% for dental benefits. The rates are assumed to decrease gradually to 5.5% (for medical in 2006 and for dental in 2004), and remain at that level thereafter. Increasing the assumed health care trend rates by one percentage point in each year would have an immaterial effect on the accumulated post-retirement benefit obligation and the aggregate of the service and interest cost components of the net periodic post-retirement benefit cost. The weighted-average discount rate used in determining the accumulated post-retirement benefit obligation was 7%. The long-term inflation rate assumed was 4%.

12.  Leases
The subsidiary bank utilized certain bank premises and equipment under long-term leases expiring at various dates. In certain cases, these leases contain renewal options and generally provide that the Corporation will pay for insurance, taxes and maintenance.
As of December 31, 1998, the future minimum rental payments required under noncancelable operating leases with initial terms in excess of one year are as follows:
                                    (Expressed in thousands)
                                    Operating Leases
 Year ending December 31,
  1999                              $119
  2000                               119
  2001                               120
  2002                               122
  2003                               121
 Thereafter                          203
   Total minimum lease payments     $804
Rental expense under operating leases approximated $139,000 in 1998, $132,000 in 1997, and $129,000 in 1996.

13.  Related Party Transactions
Certain directors and executive officers and their associates were customers of, and had other transactions with, the subsidiary bank in the ordinary course of business in 1998 and 1997. The outstanding balance of all loans to the related parties was $6,235,000 and $6,906,000 at December 31, 1998 and 1997, respectively. All loans and commitments included in such transactions were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others and did not involve more than the normal risk of collectibility or present other unfavorable features.

14. Commitments and Contingencies
The subsidiary bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet. The contract amounts of those instruments reflect the extent of involvement the Corporation has in particular classes of financial instruments.
The Corporation's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Corporation uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.
The following represents financial instruments whose contract amounts represent credit risk at December 31:
                                Contract Amount
(Expressed in thousands)        1998     1997
Commitments to extend credit    $30,297  $27,081
Standby letters of credit         2,414    1,449

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Corporation evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Corporation upon extension of credit, is based on management's credit evaluation of the counter party. Collateral held varies, but may include accounts receivable, inventory, property, plant, and equipment, and income-producing properties. Standby letters of credit are conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. Of the standby letters of credit, $2,121,000 expire in 1999, while the remaining $293,000 expire in various years through 2027. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.
In the ordinary course of business, the Corporation and its subsidiaries have been named as defendants in legal actions. Management believes, based on the advice of counsel, that liabilities, if any, arising from these actions will not be material to the Corporation's financial position or results of operations.

15.  Concentrations of Credit Risk
The subsidiary bank extends commercial, consumer, and real estate loans to customers primarily located in Belmont, Harrison, and Tuscarawas Counties in Ohio and Ohio County, West Virginia. While the loan portfolios are diversified, the ability of the borrowers to meet their contractual obligations partially depends upon the general economic condition of Southeastern Ohio and the Northern Panhandle of West Virginia.
At December 31, 1998, there were approximately $21,669,000 in loans to businesses that operated in the outdoor amusement industry or manufactured equipment for use in this industry. These loans represent 9.95% of total loans. Approximately one-half of these loans are to borrowers located in the State of Ohio. The remaining businesses operate throughout the continental United States. There were no other significant concentrations.

16.  Limitations on Dividends
The approval of the Comptroller of the Currency is required to pay dividends if the total of all dividends declared by a national bank in any calendar year exceeds the total of its retained net profits of the preceding two years. Under this formula, the bank can declare dividends in 1999 without approval of the Comptroller of the Currency of approximately $6,900,000 plus an additional amount equal to the bank's net profit for 1999 up to the date of any such dividend declaration. The subsidiary bank is the primary source of funds to pay dividends to the shareholders of Belmont Bancorp.

17.  Other Operating Expenses
Other operating expenses include the following:
(Expressed in thousands)            1998    1997    1996
Taxes other than payroll
and real estate                     $  507  $  426  $  395
Supplies and printing                  299     280     301
Insurance, including
Federal Deposit Insurance              127     125     567
Amortization of intangibles            196     415     415
Other (individually less than
1% of total interest income)         1,977   1,808   1,771
Total                               $3,106  $3,054  $3,449

18.Restrictions on Cash
The subsidiary bank is required to maintain an average reserve balance with the Federal Reserve Bank. The average amounts of the reserve balance for the years ended
December 31, 1998 and 1997, were $4,337,000 and $3,987,000,
respectively.

19.  Cash Flows Information
The Corporation's policy is to include cash on hand and amounts due from banks in the definition of cash and cash equivalents.
Cash payments for interest in 1998, 1997, and 1996 were $16,316,000, $13,937,000, and $12,124,000, respectively.
Cash payments for income taxes for 1998, 1997, and 1996, were $2,168,000, $2,074,000, and $1,733,000, respectively

20.  Regulatory Matters
The subsidiary bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the bank must meet specific capital guidelines that involve quantitative measures of the bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk, weighting, and other factors. Quantitative measures established by regulation to ensure capital adequacy require the bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1998, that the bank meets all capital adequacy requirements to which they are subject.
As of December 31, 1998, the most recent notifications from the Office of the Comptroller of the Currency categorized the bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since those notifications that management believes have changed the institution's category.

                                                                 To Be Well
                                                                 Capitalized Under
                                               For Capital       Prompt Corrective
                                   Actual      Adequacy Purposes Action Provisions
(Expressed in thousands)      Amount   Ratio   Amount    Ratio   Amount   Ratio
As of December 31, 1998:
Total Capital                 $35,520  12.2%   $23,251   8.0%    $29,063  10.0%
(to Risk Weighted Assets)
Tier I Capital                $31,876  11.0%   $11,625   4.0%    $17,438   6.0%
(to Risk Weighted Assets)
Tier I Capital                $31,876   7.2%   $17,674   4.0%    $22,093   5.0%
(to Average Assets)
As of December 31, 1997:
Total Capital                 $33,614  12.9%   $20,912   8.0%    $26,141  10.0%
(to Risk Weighted Assets)
Tier I Capital                $30,336  11.6%   $10,456   4.0%    $15,684   6.0%
(to Risk Weighted Assets)
Tier I Capital                $30,336   8.1%   $14,962   4.0%    $18,702   5.0%
(to Average Assets)

21.  Fair Value of Financial Instruments
Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments", requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlements of the instruments. Statement 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. In addition, the value of long-term relationships with depositors and other customers is not reflected. The value of these items is significant. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Corporation.
The following methods and assumptions were used in estimating fair values of financial instruments as disclosed herein:
Cash and Cash Equivalents: For those short-term instruments, the carrying amount is a reasonable estimate of fair value. Investment Securities and Securities Available for Sale:
For debt securities, derivative instruments and marketable equity securities held for investment purposes and for sale, fair values are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.
Loans: For certain homogeneous categories of loans, such as some residential mortgages, fair value is estimated using the quoted market prices for securities backed by similar loans. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.
Deposit Liabilities: The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.
Short-Term Borrowings: These liabilities represent primarily overnight borrowings and debt maturing within ninety days of issuance with interest rates adjusted weekly. Accordingly, the carrying amount is a reasonable estimate of fair value.
Long-Term Debt: The fair values of long-term debt are estimated using discounted cash flow analyses based on the Corporation's current incremental borrowing rates for similar types of borrowing arrangements.

                                         1998                    1997
                                Carrying    Estimated    Carrying   Estimated
(Expressed in thousands)        Amount      Fair Value   Amount     Fair Value
Financial assets:
Cash and federal funds sold     $  9,439    $  9,439     $ 10,265   $ 10,265
Trading securities                 2,281       2,281            -          -
Securities available for sale    184,995     184,995      121,156    121,156
Securities held to maturity       12,516      12,814       15,955     16,181
Loans, net                       214,884     227,732      220,766    225,678
Financial liabilities:
Deposits                         304,351     307,079      263,908    264,413
Repurchase Agreements              6,239       6,239        5,256      5,256
Short-term borrowings              3,950       3,950       14,635     14,635
Long-term debt                    91,401      93,975       69,635     60,857

22. Condensed Parent Company Financial Statements
Presented below are the condensed balance sheets, statements of income, and statements of cash flows for Belmont Bancorp. Balance Sheets (Expressed in thousands)
                                               December 31,
Assets                                         1998        1997
 Cash                                          $   307     $   227
 Investment in subsidiaries
  (at equity in net assets)                     31,432      30,611
 Equity securities                                 513          66
 Advances to subsidiaries                        1,006       1,068
 Prepaid expenses                                  155         247
 Other assets                                      660         565
 Total assets                                  $34,073     $32,784
Liabilities
 Payable to subsidiary                         $   149     $   485
 Deferred compensation                             494         400
Total liabilities                                  643         885
Shareholders' Equity
 Preferred stock                                     -           -
 Common stock                                    1,321       1,321
 Capital surplus                                 7,854       7,781
 Treasury stock-
 66,174 and 13,330 shares, respectively        (1,400)       (131)
 Retained earnings-appropriated                    850         850
 Retained earnings-unappropriated               26,004      21,879
 Net unrealized gain (loss) on
 securities available for sale                 (1,199)         199
 Total shareholders' equity                     33,430      31,899
 Total liabilities and shareholders' equity    $34,073     $32,784
Statements of Income
                                     1998       1997       1996
Operating income
 Dividends from subsidiaries         $3,921     $2,207     $2,479
 Gain on sale of securities               -        126          -
 Other income                           108         27         19
  Total income                        4,029      2,360      2,498
Operating expenses                      143        113         67
  Income before income tax
  and equity in undistributed
  income of subsidiaries              3,886      2,247      2,431
Income tax (credit)                    (41)         12       (18)
Equity in undistributed income
of subsidiaries                       2,220      3,710      2,553
  Net income                         $6,147     $5,945     $5,002
Statements of Cash Flows
                                     1998       1997       1996
Operating activities
 Net income                          $ 6,147    $ 5,945    $ 5,002
 Adjustments to reconcile net income
 to net cash provided by operating
 activities:
 Gain on sale of securities                -      (126)          -
 Undistributed earnings of
 affiliates                          (2,220)    (3,710)    (2,553)
Changes in operating assets and
liabilities:
Prepaid expenses                          92      (242)        153
Accrued expenses and dividends            94        121        259
Other assets                            (95)      (143)      (422)
Net cash provided by
operating activities                   4,018      1,845      2,439
Investing activities
Proceeds from sale of securities           -        180          -
 Payments to subsidiaries              (274)      (154)       (31)
 Investment purchases                  (446)          -          -
Net cash provided by (used in)
investing activities                   (720)         26       (31)
Financing activities
Cash paid for fractional shares            -        (7)          -
Purchase of treasury stock           (1,308)      (123)          -
Redemption of preferred stock            112          -    (1,000)
Dividends                            (2,022)    (1,615)    (1,330)
Net cash used in financing
activities                           (3,218)    (1,745)    (2,330)
Increase (decrease) in cash & cash
equivalents                               80        126         78
Cash and cash equivalents at
beginning of year                        227        101         23
Cash and cash equivalents at
end of year                          $   307    $   227    $   101

Supplemental disclosures:
The Corporation made income tax payments of $2,168,000, $2,074,000, and $1,733,000 in 1998, 1997, and 1996,
respectively. These payments represented income tax payments for the Corporation and its consolidated subsidiaries.
The parent company incurred no interest expense in 1998, 1997, or 1996.

24.  Comprehensive Income
In June, 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130,
"Reporting Comprehensive Income." This statement establishes standards for reporting and display of comprehensive income in a full set of financial statements.
The Corporation adopted this statement on January 1, 1998, and has reclassified information in the 1997 and 1996 financial statements to reflect application of the provisions of this statement. Unrealized gains and losses on securities available for sale are the only components of other comprehensive income that apply to the Corporation.

(Expressed in thousands)          1998       1997    1996
Before-tax amount                 $(2,118)   $556    $  (764)
Tax expense (benefit)                (720)    189       (260)
Net-of-tax amount                 $(1,398)   $367    $  (504)

Disclosure of reclassification amount for 1998:
Unrealized holding loss
arising during the period                            $  (959)
Less: reclassification adjustment
for gains included in net income                        (439)
Net unrealized loss on securities                    $(1,398)
The income tax benefit related to the
reclassification adjustment for 1998
was $226.

Opinion of Independent Certified Public Accountants
Board of Directors
Belmont Bancorp.
St. Clairsville, Ohio
We have audited the accompanying consolidated balance sheets of Belmont Bancorp. and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, changes in shareholders' equity, and cash flows, for each of the three years in the period ended December 31, 1998.
These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Belmont Bancorp. and subsidiaries at December 31, 1998 and 1997, and the consolidated results of its operations, changes in shareholders' equity, and cash flows, for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.
S.R. Snodgrass A.C.
Wheeling, West Virginia
January 22, 1999
Belmont Bancorp. and Subsidiaries

Report on Management's Responsibilities
Management of Belmont Bancorp. is responsible for the accurate and objective preparation of the consolidated financial statements and the estimates and judgements upon which certain financial statements are based. Management is also responsible for preparing the other financial information included in this annual report. In our opinion, the financial statements on the preceding pages have been prepared in conformity with generally accepted accounting principles and other financial information in this annual report is consistent with the financial statements. Management is also responsible for establishing and maintaining an adequate internal control system which encompasses policies, procedures and controls directly related to, and designed to provide reasonable assurance as to the integrity and reliability of the financial reporting process and the financial statements generated therefrom. The concept of reasonable assurance is based on the recognition that there are inherent limitations in all systems of internal control, and that the cost of such systems should not exceed the benefits to be derived therefrom.
The systems and controls and compliance therewith are reviewed by an extensive program of internal audits and by our independent auditors. Their activities are coordinated to obtain maximum audit coverage with a minimum of duplicate effort and cost. The independent auditors have access to all internal audit work papers. Management believes the system of internal control effectively meets its objectives of reliable financial reporting.
The Board of Directors pursues its responsibility for the quality of the Corporation's financial reporting primarily through its Audit Committee which is comprised solely of outside directors. The Audit Committee meets regularly with management, the contract internal auditor and independent auditors to ensure that each is meeting its responsibilities and to discuss matters concerning internal controls, accounting and financial reporting. The contract internal auditor and independent auditors have full and free access to the Audit Committee.

J. Vincent Ciroli, Jr.
President and Chief Executive Officer
Belmont Bancorp.
Belmont National Bank

William Wallace                             Jane R. Marsh
Vice President, Belmont Bancorp.            Secretary, Belmont Bancorp.
Executive Vice President and                Senior Vice President
Chief Operating Officer                     Controller and Cashier
Belmont National Bank                       Belmont National Bank

Belmont Bancorp. and Subsidiaries
Consolidated Average Balance Sheets
For the Years Ended December 31, 1998, 1997 and 1996
(Fully Taxable Equivalent Basis) (000's)
                                            1998                        1997                        1996
                                Average              Averag Average             Average Average             Average
                                Out-       Revenue/  Yield/ Out-       Revenue/ Yield/  Out-       Revenue/ Yield/
                                standing   Cost      Rate   standing   Cost     Rate    standing   Cost     Rate
Assets
Interest earning assets
Loans and leases                $222,961   $21,370   9.58%  $208,265   $19,632  9.43%   $174,445   $16,389  9.39%
Securities
Taxable                          134,337     8,053   5.99%   110,739     7,515  6.79%    115,070     7,828  6.80%
Exempt from income tax            24,261     1,802   7.43%    24,728     1,861  7.53%     23,403     1,802  7.70%
Trading account assets             1,193        68   5.70%         -         -      -          -         -      -
Federal funds sold                 4,194       228   5.44%     1,317        71  5.39%      3,409       181  5.31%
Total interest earning assets    386,946    31,521   8.15%   345,049    29,079  8.43%    316,327    26,200  8.28%
Cash and due from banks           10,972                      10,267                       9,328
Other assets                      20,100                      15,648                      14,229
Market value depreciation
of securities
available for sale                 (597)                       (546)                       (767)
Allowance for possible loan loss (4,312)                     (3,461)                     (2,928)
Total Assets                    $413,109                    $366,957                    $336,189
Liabilities
Interest bearing liabilities
Interest checking               $ 45,864     1,525   3.33%  $ 43,476     1,444  3.32%   $ 38,576   $ 1,225  3.18%
Savings                           82,196     2,709   3.30%    78,636     2,474  3.15%     79,341     2,423  3.05%
Other time deposits              134,485     7,438   5.53%   115,304     6,145  5.33%    111,657     5,738  5.14%
Other borrowings                  86,084     4,809   5.59%    68,095     3,941  5.79%     50,274     2,741  5.45%
Total interest bearing
liabilities                      348,629    16,481   4.73%   305,511    14,004  4.58%    279,848    12,127  4.33%
Demand deposits                   29,910                      29,878                      27,878
Other liabilities                  1,256                       2,146                       2,199
Total liabilities                379,795                     337,535                     309,925
Shareholders' Equity              33,314                      29,422                      26,264
Total Liabilities and
Shareholders' Equity            $413,109                    $366,957                    $336,189
Net interest income margin
on a taxable equivalent basis               15,040   3.89%              15,075  4.37%               14,073  4.45%
Net interest rate spread                             3.42%                      3.84%                       3.95%
Interest bearing liabilities to
interest earning assets                             90.10%                    88.54%                      88.47%

Fully taxable equivalent basis computed at effective federal tax rate of 34%.
Average loan balances include nonperforming loans.

Belmont Bancorp. and Subsidiaries
Analysis of Net Interest Income Changes
For the Years Ended December 31, 1998, 1997 and 1996 (Fully
Taxable Equivalent Basis) (000's)
                                       1998 Compared to 1997             1997 Compared to 1996
                                  Volume  Yield    Mix     Total   Volume  Yield    Mix     Total
Increase (decrease) in
interest income:
Loans and leases                  $1,385  $  329   $  25   $1,739  $3,177  $   55   $  12   $3,244
Securities
Taxable                            1,601   (877)   (188)      536   (295)    (19)       -    (314)
Exempt from income taxes            (35)    (24)       -     (59)     102    (41)     (2)       59
Trading Account Assets                 -       -      68       68       -       -       -        -
Federal funds sold                   155       1       2      158   (111)       3     (2)    (110)
Total interest income change       3,106   (571)    (93)    2,442   2,873     (2)       8    2,879
Increase (decrease) in interest
expense:
Interest checking                     79       2       -       81     156      56       8      220
Savings                              112     118       4      234    (22)      73     (1)       50
Other time deposits                1,022     232      39    1,293     187     213       7      407
Short-term borrowings              1,041   (137)    (36)      868     972     169      59    1,200
Total interest expense change      2,254     215       7    2,476   1,293     511      73    1,877
Increase (decrease) in net
interest
income on a taxable equivalent
basis                             $  852  $(786)  $(100)    $(34)  $1,580  $(513)   $(65)   $1,002
(Increase) decrease in taxable
equivalent adjustment                                          46                             (32)
Net interest income change                                  $  12                           $  970

Belmont Bancorp. Directors
John A. Belot
President,
Walden Industries, Inc.

J. Vincent Ciroli, Jr.
President and Chief Executive Officer,
Belmont Bancorp. and Belmont National Bank

John H. Goodman, II
Realtor, President, Goodman Group, Inc.

Mary L. Holloway Haning
Teacher, Mount DeChantal Visitation Academy

Charles J. Kaiser, Jr.
Attorney-at-Law, Partner,
Phillips, Gardill, Kaiser and Altmeyer

Terrence A. Lee
CPA, Partner, Lee & Associates

Dana J. Lewis
President, Zanco Enterprises, Inc.

James R. Miller
President, Howden Air & Gas-Americas

W. Quay Mull, II
Chairman, Belmont Bancorp. & Belmont National Bank;
Chairman, Mull Industries, Inc.

Tom Olszowy
Independent Insurance Agent,
Tom Olszowy Insurance Agency

Keith A. Sommer
Attorney, Partner,
Sommer, Liberati & Hoffman

William Wallace
Vice President, Belmont Bancorp.;
Executive Vice President and
Chief Operating Officer,
Belmont National Bank

Charles A. Wilson, Jr.
Vice Chairman, Belmont Bancorp.
and Belmont National Bank; Ohio State Representative;
President, Wilson Funeral & Furniture Co.

Belmont Bancorp. Officers
W. Quay Mull, II
Chairman

Charles A. Wilson, Jr.
Vice Chairman

J. Vincent Ciroli, Jr.
President and Chief Executive Officer

William Wallace
Vice President

Jane R. Marsh
Secretary

Belmont National Bank Officers
W. Quay Mull, II
Chairman

Charles A. Wilson, Jr.
Vice Chairman

J. Vincent Ciroli, Jr.
President and Chief Executive Officer

William Wallace
Executive Vice President and Chief Operating Officer

Jane R. Marsh
Senior Vice President, Controller and Cashier

Robert A. Brown
Vice President, Marketing and Product Development Manager

William Busick
Vice President and Regional Manager

Gerald J. Elliott
Vice President and Compliance Officer

Clare Kapral
Vice President Retail Services

Alison Meeks
Vice President Investment and Trust Services

Robin Morelli
Vice President, Credit Administration

Belmont Financial Network, Inc.
J. Vincent Ciroli, Jr.                            Jane R. Marsh
Chairman and President                            Secretary and Treasurer

William Wallace
Vice President

Belmont Investment and Financial Services, Inc.
J. Vincent Ciroli, Jr.                            William Wallace
President and Chief Executive Officer             Vice President, Secretary
                                                  and Treasurer

Belmont National Bank Locations
Bellaire Office
Imperial Plaza
330-28th Street
Bellaire, OH  43906
(740) 671-3036

Bridgeport Office
325 Main Street
Bridgeport, OH  43912
(740) 635-1142

Cadiz Office
657 Lincoln Avenue
Cadiz, OH  43907
(740) 942-4664

Elm Grove Office
2066 National Road
Wheeling, WV 26003
(304) 243-6570

Lansing Office
55160 National Road
Lansing, OH  43934
(740) 635-1454

New Philadelphia Office
152 North Broadway
New Philadelphia, OH  44663
(330) 343-5518

Ohio Valley Mall Office
Ohio Valley Mall
St. Clairsville, OH  43950
(740) 695-9926

The Solution Center
At Plaza West
100 Plaza Drive
St. Clairsville, OH  43950
(740) 695-8484

St. Clairsville Office
154 West Main Street
St. Clairsville, OH  43950
(740) 695-3323

Schoenbrunn Office
2300 East High Avenue
New Philadelphia, OH  44663
(330) 339-9200

Shadyside Office
4105 Central Avenue
Shadyside, OH  43947
(740) 671-9346

Woodsdale Office
980 National Road
Wheeling, WV  26003
(304) 233-9691

Wabash Avenue Drive-In Office
525 Wabash Avenue
New Philadelphia, OH  44663

Our Internet Address:
www.belmontbank.com
Corporate Information

Stock Listing         Belmont Bancorp.'s common stock is
                      listed on The Small-Cap Market of
                      NASDAQ under the symbol BLMT.  The
                      Transfer Agent is Registrar and Transfer
                      Company, 10 Commerce Drive, Cranford, New
                      Jersey 07016, telephone 1-800-368-5948.

Annual Shareholders'  All shareholders are invited to attend
Meeting Belmont Bancorp.'s annual meeting to be held at Belmont National Bank,150 West Main St., St. Clairsville, Ohio, on Tuesday, April 20, 1999, at 11 a.m.

Dividend Payment      Subject to approval of the board of
                      directors, dividends are paid on Belmont
                      Bancorp.'s common stock on or about the 28th day of March, June, September and December.

Automatic Dividend    Through the corporation's Automatic
Reinvestment Plan     Dividend Reinvestment Plan, shareholders
                      may elect to reinvest dividends, and invest optional cash payments of up to $1,500 per quarter, in additional shares of Belmont
                      Bancorp.'s common stock at the market value.
                      To join the plan, please write to Registrar and Transfer Company, 10 Commerce Drive,
                      Cranford, New Jersey 07016, or call 1-800-368-5948.

Form 10-K             Upon written request of any
                      shareholder on record on December
                      31, 1998, the Corporation will
                      provide, without charge, a copy
                      of its 1998 Annual Report on Form 10-
                      K, including financial statements and
                      schedules, as required to be filed with
                      the Securities and Exchange Commission.
                      To obtain a copy of Form 10-K, contact
                      Ms. Teri Walters, Administrative Officer,
                      Belmont Bancorp., 325 Main Street,
                      Bridgeport, OH 43912.

Inquiries             Inquiries, comments and suggestions
                      concerning Belmont Bancorp. are welcome.
                      Individual shareholders, analysts and
                      institutional investors should contact
                      Ms. Jane Marsh, Secretary,
                      at 1-740-695-3323 or 1-800-542-0174.

Equal Employment      Belmont Bancorp. is committed to
                      providing equal employment
                      opportunities to every employee and
                      every applicant for employment,
                      regardless of, but not limited to
                      such factors as race, color, religion,
                      sex, national origin, age, familial or
                      marital status, ancestry, citizenship,
                      sexual orientation, veteran status
                      or being a qualified individual with a
                      disability.
Belmont Bancorp.
325 Main Street
Bridgeport, OH  43912
(740) 695-3323
Fax: (740) 695-4921